One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Equity Trust Inc.

November 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Equity Trust Inc. (the “Registrant”)

Registration Statement on Form N-2 (File No. 333-220232)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on November 21, 2019 or as soon as practicable thereafter.

The Registrant hereby requests that you notify James Silk of Willkie Farr & Gallagher LLP at (202) 303-1275 or Bissie Bonner of Willkie Farr & Gallagher LLP at (212) 728-8955 by telephone once the Registration Statement has been declared effective.

Very truly yours,

By:	/s/ John C. Ball
Name: John C. Ball Title: Treasurer and Principal Financial and Accounting Officer